INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

April 4, 2014

Ruairi Regan, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Amended Form 10-K for Year Ending December 31, 2012

Filed November 12, 2013

File No. 000-53765

Dear Ms. Regan:

I am writing as counsel to Silver Falcon Mining, Inc. (the “Company”) in response to your letter dated March 20, 2014 regarding a comments received from the U.S. Securities and Exchange Commission on January 31, 2014. The Company does not recall receiving written comments on such date, so it assumes the comments to which you refer was a comment relayed in a phone call on or about that date, which requested that the Company include more information in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” regarding the status of negotiations with holders of its “two year notes payable.” The Company expects to file its Form 10-K for the fiscal year ended December 31, 2013 shortly.  That report will include more information about the status of negotiations with the noteholders, including the extent to which any have engaged counsel, formed a committee to negotiate with the Company, and the basis upon which Company has settled the liability of some of the noteholders.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated April 4, 2014, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer